Deloitte & Touche LLP P.O. Box 49279
Four Bentall Centre 2800 – 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4	Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Ivanhoe Mines Ltd.

We have audited the consolidated balance sheets of Ivanhoe Mines Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations, changes in its shareholders’ equity and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 29, 2004

Comments by Independent Auditors on Canada – United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Shareholders dated March 29, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States of America, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events such as those described in Note 4 to the consolidated financial statements. Our report to the Shareholders dated March 29, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia
March 29, 2004

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	December 31,

	2003	2002

		(Note 3 (a))
ASSETS
CURRENT
Cash (Note 6)	$108,177	$35,445
Investments (Note 7)	50,000	–
Accounts receivable (Note 8)	6,790	3,425
Broken ore on leach pads	6,181	6,424
Inventories (Note 9)	21,289	16,511
Prepaid expenses	3,406	1,971

	195,843	63,776
LONG-TERM INVESTMENTS (Note 10)	14,716	15,537
MINING PROPERTY, PLANT AND EQUIPMENT (Note 11)	154,922	160,226
OTHER MINERAL PROPERTY INTERESTS (Note 12)	49,796	6,833
OTHER CAPITAL ASSETS (Note 13)	7,990	3,481
FUTURE INCOME TAXES (Note 17)	1,781	1,041
OTHER ASSETS (Note 14)	30,674	25,172

	$455,722	$276,066

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 12 (a))	$53,272	$29,174
Current portion of asset retirement obligations (Note 18(b))	388	–
Current portion of long-term debt (Note 16)	15,301	23,766

	68,961	52,940
LOANS PAYABLE TO RELATED PARTIES (Note 15)	5,088	5,088
LONG-TERM DEBT (Note 16)	6,878	5,534
FUTURE INCOME TAXES (Note 17)	14,309	12,642
OTHER LIABILITIES (Note 18)	19,423	13,596
NON-CONTROLLING INTEREST (Note 19)	5,816	–

	120,475	89,800

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 20)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
265,440,052 (2002 – 205,163,382) common shares	719,289	522,199
SPECIAL WARRANTS (Note 28(a))	49,975	26,516
ADDITIONAL PAID-IN CAPITAL	404	1,508
CONTRIBUTED SURPLUS	6,044	3,520
DEFICIT	(440,465)	(367,477)

	335,247	186,266

	$455,722	$276,066

COMMITMENTS (Note 25)

APPROVED BY THE BOARD:

J. Weatherall, Director	K. Thygesen, Director

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except per share amounts)

	Years ended December 31,

	2003	2002

		(Note 3(a))
REVENUE	$89,699	$87,121
COST OF OPERATIONS	(75,908)	(63,292)
WRITE-DOWN OF INVENTORIES	–	(1,049)
DEPRECIATION AND DEPLETION	(10,789)	(12,216)

OPERATING PROFIT	3,002	10,564
EXPENSES
General and administrative	(17,496)	(12,424)
Interest on long-term debt	(2,435)	(4,516)
Exploration	(67,989)	(33,934)
Depreciation	(1,501)	(860)

LOSS BEFORE THE FOLLOWING	(86,419)	(41,170)

OTHER INCOME (EXPENSES)
Interest income	1,824	1,101
Foreign exchange gains	10,469	1,958
Mining property shut-down costs (Note 11)	(3,356)	(2,995)
Share of loss of significantly influenced investees (Note 10)	(2,423)	(847)
Gain on sale of long-term investments	4,625	508
Gain on settlement of debt (Note 16(d))	–	32,466
Write-down of carrying values of other assets (Note 21)	(1,213)	(19,890)
Dilution gain on investment in subsidiary	4,210	–
Dilution loss on long-term investment in significantly influenced investee	(237)	–
Other	993	2,133

	14,892	14,434

LOSS BEFORE INCOME AND CAPITAL TAXES AND NON-CONTROLLING INTEREST	(71,527)	(26,736)
Provision for income and capital taxes (Note 17)	(2,007)	(4,259)

LOSS BEFORE NON-CONTROLLING INTEREST	(73,534)	(30,995)
Non-controlling interest	546	–

NET LOSS	$(72,988)	$(30,995)

BASIC AND DILUTED LOSS PER SHARE	$(0.30)	$(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	243,814	194,551

Consolidated Statements of Shareholders’ Equity

(Stated in thousands of U.S. dollars)

	Share Capital
				Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total

						(Note 3(a))
Balances, December 31, 2001	171,158,484	$460,389	$–	$1,697	$–	$(331,915)	$130,171
Effect of accounting change (Note 3(a) and (b))	–	–	–	–	2,603	(4,567)	(1,964)
Shares issued for:
Private placements	29,385,164	53,811	–	–	–	–	53,811
Exercise of stock options	1,906,775	2,491	–	(189)	(698)	–	1,604
Share purchase plan	50,321	91	–	–	–	–	91
Acquisition of long-term investments (Note 10)
Pacific Minerals Inc.	2,374,960	4,818	–	–	–	–	4,818
Intec Ltd.	287,678	599	–	–	–	–	599
Special Warrants issued	–	–	26,516	–	–	–	26,516
Stock compensation charged to operations	–	–	–	–	1,615	–	1,615
Net loss	–	–	–	–	–	(30,995)	(30,995)

Balances, December 31, 2002	205,163,382	522,199	26,516	1,508	3,520	(367,477)	186,266
Special Warrants issued			109,234	–	–	–	109,234
Shares issued for:
Private placements	14,300,000	105,475	–	–	–	–	105,475
Exercise of special warrants	41,296,080	85,775	(85,775)	–	–	–	–
Exercise of stock options	4,407,815	5,158	–	(1,104)	(1,156)	–	2,898
Share purchase plan	49,745	113	–	–	–	–	113
Bonus shares	125,000	263	–	–	–	–	263
Consulting fees	98,030	306	–	–	–	–	306
Stock compensation charged to operations	–	–	–	–	3,680	–	3,680
Net loss	–	–	–	–	–	(72,988)	(72,988)

Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Years ended December 31,

	2003	2002

		(Note 3 (a))
OPERATING ACTIVITIES
Net loss	$(72,988)	$(30,995)
Items not involving use of cash
Depreciation and depletion	12,290	13,076
Non-cash stock based compensation	3,680	1,615
Non-cash interest expense	967	682
Write-down of inventories	–	1,049
Unrealized foreign exchange (gains) losses	(10,748)	(8,584)
Expenditures on deferred stripping costs	(9,596)	(13,192)
Amortization of deferred stripping costs	785	690
Share of loss of significantly influenced investees	2,423	847
Gain on settlement of debt	–	(32,466)
Write-down of carrying values of other assets	1,213	19,890
Dilution gain on investment in subsidiary	(4,210)	–
Dilution loss on long-term investment in significantly influenced investee	237	–
Gain on sale of long-term investments	(4,625)	(508)
Provision for income taxes	667
Future income taxes	927	3,951
Non-controlling interest	(546)	–
Non-cash recovery of bad debt	–	(1,248)
Increase in non-current portion of royalty payable	461	418
Provision for employee entitlements	1,398	959
Net change in non-cash operating working capital items (Note 23 (a))	(1,459)	6,671

	(79,124)	(37,145)

INVESTING ACTIVITIES
Purchase of investments	(50,000)	–
Purchase of long-term investments	(3,923)	(6,288)
Proceeds from sale of long-term investments	6,709	10
Restricted cash	6,064	(4,617)
Expenditures on mining property, plant and equipment	(5,485)	(6,844)
Expenditures on other mineral property interests	(26,067)	(1,142)
Expenditures on other capital assets	(6,034)	(3,557)
Expenditures on other assets	(2,757)	(62)

	(81,493)	(22,500)

FINANCING ACTIVITIES
Issue of share capital and special warrants	218,026	82,022
Non-controlling interests’ investment in subsidiary	10,572	–
Proceeds from long-term debt	–	10,306
Repayment of long-term debt	(9,353)	(16,900)

	219,245	75,428

EFFECT OF EXCHANGE RATE CHANGES ON CASH	14,104	707

NET CASH INFLOW	72,732	16,490
CASH, BEGINNING OF YEAR	35,445	18,955

CASH, END OF YEAR	$108,177	$35,445

CASH IS COMPRISED OF:
Cash on hand and demand deposits	$33,634	$11,870
Short-term money market instruments	74,543	23,575

	$108,177	$35,445

SUPPLEMENTARY INFORMATION (Note 23 (b) and (c))

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

1.      NATURE OF OPERATIONS

Ivanhoe Mines Ltd. (the “Company”), together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”), is an international mineral exploration and development company holding interests in and conducting operations on mineral resource properties principally in Southeast and Central Asia and Australia.

2.      SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 27. The significant accounting policies used in these consolidated financial statements are as follows:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are ABM Mining Limited (Yukon, Canada), Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Myanmar Holdings Limited (Myanmar), Asia Gold Corp. (B.C., Canada) (51% owned) and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned). ABM Mining Limited and its subsidiaries are individually and collectively referred to in these financial statements as “ABM”.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statements its proportionate share of the assets, liabilities, revenues and expenses of JVCo.

All intercompany transactions and balances have been eliminated, where appropriate.

(b) Accounting estimates

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable, future income tax assets and investments, the quantities of copper on leach pads and in circuit, the proven and probable ore reserves, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of metals inventories, the expected economic lives of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated costs of asset retirement obligations including the reclamation of mine sites.

(c) Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its foreign subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Cash

Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

(e) Investments

Investments are recorded at the lower of cost and market value.

(f) Broken ore on leach pads

The broken ore on leach pads comprises copper in process on heap leach pads that is valued at the lower of the weighted average cost of production and net realizable value. All of this ore has been classified as a current asset since, based on historical leaching data, the copper is expected to be recovered within the next twelve months. The estimated units of copper on the leach pads are based on the amount of ore placed on the pads, the expected recovery rates and actual production.

Ivanhoe Mines reviews the estimated units of copper on the heap leach pads on a regular basis and, where appropriate, revises its estimates of those quantities to recognize changes in the expected recovery rates based on actual recoveries.

(g) Inventories

Metals inventories are valued at the lower of the weighted average cost of production and net realizable value.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(h) Long-term investments

Long-term investments in companies 20% to 50% owned and/or where Ivanhoe Mines has the ability to exercise significant influence are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of their earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The remaining long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value.

(i) Mining property, plant and equipment and other capital assets

Mining property, plant and equipment and other capital assets are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues) less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to fifteen years), as appropriate.

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital projects in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its mining property, plant and equipment and other capital assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

(j) Other mineral property interests

All direct costs related to the acquisition of other mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

Ivanhoe Mines reviews the carrying values of its other mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

Certain of Ivanhoe Mines’ exploration activities are conducted jointly with others. These consolidated financial statements reflect only Ivanhoe Mines’ interests in such activities.

(k) Stripping costs

Mining costs associated with waste rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area.

(l) Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Environmental obligations for the mining activities of ABM at Savage River have been specifically addressed in the Goldamere Act passed by the Tasmanian Parliament. Under this Act, the Tasmanian Government covenants to indemnify Ivanhoe Mines from any environmental claims arising out of operations of the Savage River Project prior to acquisition by ABM.

(m) Revenue recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

determinable, and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

(n) Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 20. The Company accounts for its grants under that Plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. In situations where Ivanhoe Mines grants stock options in connection with a business acquisition, the fair value of the options at the date of grant is included in the cost of the acquisition, with an offsetting credit to additional paid-in capital. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

(o) Commodity and foreign exchange contracts

Ivanhoe Mines uses, from time to time, forward sales and option contracts to effectively provide a minimum sales price for a portion of metals inventories and future production. Gains or losses on these contracts are recognized in revenues when the related product is sold.

Ivanhoe Mines also uses, from time to time, forward currency contracts that are not designated as a hedge. Unrealized gains and losses on these contracts are included in operations.

(p) Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(q) Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares and Special Warrants outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and share purchase warrants that are used to purchase common shares at the average market price during the year.

(r) Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2003. In particular, restricted cash, previously included in cash, and deferred stripping costs, previously included in mining property, plant and equipment, are now classified as part of other assets (Note 14). In addition, the broken ore on leach pads, previously included in inventories, is now disclosed separately in current assets.

3.      ACCOUNTING CHANGES

(a)	In 2003, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants (the “CICA”) with respect to asset retirement obligations, as described in Note 2(l). In prior years, future mine reclamation costs were accrued and charged to operations over the estimated life of each mine. This change has been applied on a retroactive basis. The effect of this change was to increase, as at December 31, 2002, the carrying values of mining property, plant and equipment by $4,426,000, other mineral property interests by $85,000 and other liabilities by $7,239,000, to increase the deficit by $2,728,000, and to increase the net loss for the years ended December 31, 2003 and 2002 by $1,806,000 ($0.01 per share) and by $763,000 ($0.00 per share), respectively.

(b)	In 2002, the Company adopted the new accounting recommendations of the CICA with respect to stock-based compensation and other stock-based payments. These recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. In 2001 and prior years, no stock-based compensation expense was recognized when share options were granted to employees and directors. The Company has adopted the fair value based method of accounting for stock-based compensation, as described in Note 2(n). This change has been applied retroactively; however, financial statement amounts for 2001 and prior years were not restated. The effect of this change was to increase the deficit as at January 1, 2002 by $2,603,000 and to increase the net loss for the year ended December 31, 2002 by $1,615,000 ($0.01 per share).

4.      INVESTMENT IN ABM

During 2003, ABM advised Ivanhoe Mines that ABM would require additional capital in order to supplement its anticipated cash flow from project operations to cover budgeted operating costs. The funding shortfall was accentuated by the rapid appreciation of the Australian dollar (A$) against the U.S. dollar and included deferred stripping costs and capital expenditures of $9.1 million and $3.6 million, respectively (Note 24). During the year, Ivanhoe Mines made a $7.5 million working capital credit facility available to enable ABM to meet any such shortfalls. At December 31, 2003, the working capital credit facility was fully drawn down. In March 2004, Ivanhoe Mines advanced a further $2.2 million under a new working capital facility, which is also fully drawn down.

In 2004, ABM will likely need to supplement its anticipated cash flow from the Savage River operations with additional capital from external sources in order to cover expected operating costs. The extent of the funding shortfall will largely depend upon fluctuations in foreign currency exchange rates, iron ore prices and ABM’s ability to retain its existing customers. ABM management has advised Ivanhoe Mines that it plans to continue exploring suitable alternatives for obtaining any future credit facilities it requires from external sources, but that there is no assurance that it will be successful in doing so. However, a failure to do so may have an adverse effect on ABM’s ability to continue as a going concern.

4.      INVESTMENT IN ABM (Continued)

The following is a summary of the carrying values of the Savage River operation’s assets and liabilities which are included in these financial statements:

	December 31,

	2003	2002

ASSETS
Current
Cash	$4,480	$5,979
Accounts receivable	2,350	1,778
Inventories	18,718	14,562
Prepaid expenses	876	556

	26,424	22,875
Mining property, plant and equipment (Note 11)	25,734	27,481
Other assets (deferred stripping costs)	19,026	10,701

	$71,184	$61,057

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,334	$10,545
Current portion of long-term debt	301	1,266

	14,635	11,811
Loans payable to related parties (non-recourse to the Company)	5,088	5,088
Long-term debt (non-recourse to the Company)	6,878	5,534
Future income taxes	1,217	978
Other liabilities	9,235	6,080

	37,053	29,491

INVESTMENT IN ABM ELIMINATED ON CONSOLIDATION	$34,131	$31,566

ABM management, in the fourth quarter of 2003, tested for impairment of ABM’s mining property, plant and equipment and deferred stripping costs included in other assets. This test, which was based on estimated future cash flows over the expected remaining mine life of 5 years, indicates that the carrying value of those assets as at December 31, 2003 will be recoverable.

5.      JOINT VENTURE

Ivanhoe Mines has a 50% interest in JVCo, a joint venture formed to develop open-pit copper mining operations at Monywa in the Union of Myanmar. JVCo has a term, with respect to each deposit, of twenty years from the date of commercial production, which is renewable in certain circumstances for an additional five years.

JVCo completed construction of a mining complex in 1998 to develop the Sabetaung and Kyisintaung (“S&K”) deposits within the Monywa Copper Project. Commercial production from these deposits commenced during the first quarter of 1999.

5.      JOINT VENTURE (Continued)

These consolidated financial statements include Ivanhoe Mines’ proportionate share of JVCo’s assets, liabilities, revenues, expenses, net income and cash flows as follows:

	December 31,

	2003	2002

Current assets	$11,608	$12,902
Capital assets	127,349	132,744
Other assets	3,914	3,202
Current liabilities	(20,120)	(27,309)
Other liabilities	(16,756)	(17,453)
Retained earnings	(13,522)	(11,413)

Investment in JVCo eliminated on consolidation	$92,473	$92,673

	Years ended December 31,

	2003	2002

Revenues	$22,865	$20,227
Expenses	(20,756)	(17,589)

Net income	$2,109	$2,638

Cash flows
From operating activities	$6,881	$7,388
For investing activities	(1,777)	(3,410)
For financing activities	(7,500)	(7,500)

	$(2,396)	$(3,522)

Ivanhoe Mines investment in JVCo includes costs incurred with respect to JVCo’s Monywa Copper Project in Myanmar in excess of its equity contribution of $28,001,000 to JVCo. These costs have been allocated to capital assets.

6.      CASH

Cash at December 31, 2003 and 2002 included Ivanhoe Mines’ share of JVCo’s cash balances of approximately $1,478,000 and $3,874,000, respectively, which were not available for Ivanhoe Mines’ general corporate purposes.

7.      INVESTMENTS

In December 2003, Ivanhoe Mines purchased a $50.0 million one-year treasury bill from the Government of Mongolia. This bill, which is denominated in U.S. dollars, bears interest at 3% per annum and matures on December 31, 2004.

8.      ACCOUNTS RECEIVABLE

	December 31,

	2003	2002

Trade	$2,286	$2,091
Refundable taxes	2,836	267
Accrued interest	56	142
Other	1,612	925

	$6,790	$3,425

9.      INVENTORIES

	December 31,

	2003	2002

Metals
Finished goods	$8,804	$6,370
Work in progress	3,561	3,226
Mine stores, supplies and other	8,924	6,915

	$21,289	$16,511

10.     LONG-TERM INVESTMENTS

	December 31, 2003			December 31, 2002

			Quoted			Quoted
	Equity	Carrying	Market	Equity	Carrying	Market
	Interest	Value	Value	Interest	Value	Value

Investment in companies subject to significant influence:
Pacific Minerals Inc. (“Pacific”) (a)	35.5%	$9,027	$39,712	38.2%	$8,270	$13,943
Intec Ltd. (“Intec”) (b)	23.2%	1,787	4,479	19.9%	1,384	1,384
Portfolio investments:
Emperor Mines Limited (“Emperor”) (c)	–%	–	–	13.7%	2,084	6,568
Olympus Pacific Minerals Inc. (“Olympus”) (Note 28(b))	10.8%	2,587	3,342	17.6%	2,587	2,813
Resource Investment Trust (“RIT”) (Note 28(c))	6.2%	1,212	2,237	6.2%	1,212	1,212
Other	–	103	–	–	–	N/a

		$14,716	$49,770		$15,537	$25,920

(a)	This investment was initially acquired during 2002 for cash of $4,299,000 and 2,374,960 shares of the Company with a fair value of $4,818,000. The cost of the Company’s investment in Pacific exceeded its share of the underlying book value of Pacific’s net assets at September 30, 2002, the deemed date of acquisition for accounting purposes, by approximately $6,989,000. This excess is attributable to mineral properties and will be amortized, on a unit-of-production basis, against the Company’s share of Pacific’s post acquisition net income or losses in accordance with the accounting policy described in Note 2(i).

In December 2003, the Company acquired 2.5 million units of Pacific at a price of Canadian (“Cdn”) $1.75 per unit, for a cost of Cdn$4.4 million ($3.3 million). Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one common share at a price of Cdn$2.20 per share for two years from the closing date. During 2003, Ivanhoe recorded a $2,333,000 (2002 – $847,000) equity loss on this investment. At March 26, 2004, the quoted market value of the Company’s investment was $25,801,000.

(b)	This investment was initially acquired during 2002 for cash of $1,989,000 and 287,678 shares of the Company with a fair value of $599,000. The equity market conditions for Intec deteriorated during the second half of 2002 with the result that the quoted market value of Ivanhoe Mines’ investment in Intec decreased significantly below its carrying value. Accordingly, the Company made an impairment provision of $1,204,000 against this investment.

In September 2003, the Company acquired 25,141,586 shares of Intec for cash of $493,000. This acquisition increased the Company’s holding in Intec from 19.9% to 23.2%. Accordingly, the Company commenced equity accounting for its investment in Intec in October 2003.

10.     LONG-TERM INVESTMENTS (Continued)

During 2003, Ivanhoe recorded a $90,000 equity loss on this investment. At March 26, 2004, the quoted market value of the Company’s investment was $4,650,000.

(c)	In January 2003, the Company sold its entire investment in Emperor for $6,709,000. This transaction resulted in a pre-tax gain of $4,625,000.

11.     MINING PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2003			2002

		Accumulated
		Depletion and
		Depreciation,
		Including	Net Book	Net Book
	Cost	Write-downs	Value	Value

Mining properties, including development and preproduction costs	$139,412	$(37,122)	$102,290	$102,859
Mine buildings	18,499	(11,313)	7,186	7,842
Plant and equipment	134,792	(89,346)	45,446	49,525

	$292,703	$(137,781)	$154,922	$160,226

Capital projects in progress amounted to $633,000 at December 31, 2003 and $1,490,000 at December 31, 2002.

In 2002, Ivanhoe Mines revised its mine plan at the Savage River Project and completed an updated review of the carrying values of the Project’s mining property, plant and equipment, with the result that an impairment provision of $18,000,000 was made in the third quarter of 2002.

The Company continues to review the carrying value of these assets on a regular basis for indications of further impairment (Note 4). The economics of the Savage River Mine Project are particularly sensitive to changes in selling prices, operating costs and foreign currency exchange rate fluctuations. As a consequence, any adverse changes in those selling prices, operating costs and/or exchange rates would result in further impairment provisions and those provisions may be material.

Ivanhoe Mines placed the Bakyrchik Mining Venture on a care and maintenance basis in prior years. This project, which had an original cost, including asset retirement obligations, of $92,369,000 as at December 31, 2003 and 2002, is carried at a nominal value.

12.     OTHER MINERAL PROPERTY INTERESTS

	December 31,

	2003	2002

Mongolia:
Oyu Tolgoi (a)	$42,997	$5,967
Other (b)	159	–
Australia (c)	6,210	–
Inner Mongolia (d)	255	–
South Korea (e)	175	866

	$49,796	$6,833

The foregoing table reflects the application of Ivanhoe Mines’ accounting policy discussed in Note 2 (j).

(a)	Mongolia – Ivanhoe Mines has a 100% interest in the Turquoise Hill (Oyu Tolgoi) copper/gold project in Mongolia.

12.     OTHER MINERAL PROPERTY INTERESTS (Continued)

In November 2003, Ivanhoe Mines entered into an agreement with BHP Minerals International Exploration Inc. (“BHP”) to purchase for $37 million BHP’s 2% net smelter return royalty interest in the Turquoise Hill project. Ivanhoe Mines paid BHP $17 million in November 2003 and the remaining $20 million instalment was paid in February 2004. At December 31, 2003, the final $20 million instalment was included in accounts payable and accrued liabilities.

In December 2003, Ivanhoe Mines converted its 4 exploration licences on the Turquoise Hill project into 60 year mining licences, which are renewable for an additional 40 years.

(b)	Ivanhoe Mines has also acquired interests in additional mineral exploration licenses in the same geological province as the Turquoise Hill project and elsewhere in Mongolia. Mineral exploration licenses are valid for a period of three years and, through renewals, can be extended to a maximum of seven years. These rights are maintained in good standing through the payment of an annual license fee.

(c)	Australia – In 2003, Ivanhoe Mines purchased certain copper-gold mining and exploration leases in Queensland, Australia.

(d)	Inner Mongolia – Ivanhoe Mines has entered into an agreement with a Chinese government agency which contemplates the negotiation of definitive joint venture agreements whereby Ivanhoe Mines would conduct exploration activities in order to earn an 80% interest in certain properties.

In 2003, Ivanhoe Mines entered into an agreement, subject to due diligence, Chinese government approvals and certain other conditions, to purchase a small-scale mining property located in Inner Mongolia for an acquisition cost of approximately Cdn$1,800,000.

Also in 2003, Ivanhoe Mines entered into a joint venture agreement which provides that Ivanhoe Mines can earn an 80% interest in a joint venture by contributing $2.8 million over a three-year period, with a minimum contribution of $250,000. The agreement is subject to Chinese government approval. The joint venture has also agreed, subject to due diligence, Chinese government approvals and certain other conditions, to purchase the leasehold rights to a small scale mine and related assets at an acquisition cost of approximately Cdn$2,300,000.

(e)	South Korea – Ivanhoe Mines has a 90% interest in an exploration project in the Cholla-namdo Province of South Korea. Ivanhoe Mines is required to fund all of the exploration costs and land rents, both of which are reimbursable to Ivanhoe Mines from the revenues from the project. Ivanhoe Mines has also acquired the mining rights to certain other mining prospects.

In view of the unsuccessful exploration results in 2003 and the anticipated limited project life in 2004, Ivanhoe Mines’ reviewed the carrying values of the mineral property interests and related other capital assets with the result that an impairment provision aggregating $1,213,000 was made in the fourth quarter of 2003.

13.     OTHER CAPITAL ASSETS

	December 31,

	2003			2002

		Accumulated
		Depreciation,
		Including	Net	Net
	Cost	Write-downs	Book Value	Book Value

Non-producing mining plant and equipment	$8,665	$(1,905)	$6,760	$2,727
Furniture and fixtures	1,798	(568)	1,230	754

	$10,463	$(2,473)	$7,990	$3,481

The non-producing mining plant and equipment are primarily for other mineral property interest projects in Mongolia, Australia, South Korea (Note 12 (e)), Myanmar and Inner Mongolia.

14.     OTHER ASSETS

	December 31,

	2003	2002

Restricted cash	$5,403	$11,467
Due from JVCo	1,532	1,482
Environmental bond	2,704	–
Deferred stripping costs	21,035	12,223

	$30,674	$25,172

The restricted cash has been lodged as support for outstanding letters of credit discussed in Notes 16(b) and 25(a).

The amount due from the joint venture is unsecured with no fixed terms of repayment and bears interest at LIBOR plus 2%. Ivanhoe Mines charged interest of $50,000 in 2003 and $60,000 in 2002, which is included in the balance receivable.

15.     LOANS PAYABLE TO RELATED PARTIES

	December 31,

	2003	2002

Loans payable to the chairman of the Company or a company controlled by him, with interest at Bank of Montreal U.S. prime rate plus 2.5% to 3%	$5,088	$5,088

These loans are all unsecured, repayable in U.S. dollars and are non-recourse to the Company. These related parties have, amongst other things, postponed the repayment of their loans and accrued interest until ABM and its subsidiaries begin to generate positive cash flow, as defined in an agreement entered into on November 6, 2000 (the “Amending Agreement”).

These related parties waived the interest charges for the years ended December 31, 2003 and 2002.

It is unlikely that ABM and its subsidiaries will achieve positive cash flow (as defined in the Amending Agreement) prior to January 1, 2005. These loans are therefore classified as a non-current liability.

16.     LONG-TERM DEBT

	December 31,

	2003	2002

JVCo (Note 2 (a)):
Share of loan payable (a)	$15,000	$22,500
ABM (Note 2 (a)):
Deferred purchase obligation (b)	6,878	5,130
Equipment purchase loans (c)	301	1,670

	22,179	29,300
Less: Amount included in current liabilities (a)	(15,301)	(23,766)

	$6,878	$5,534

All of the long-term debt is non-recourse to the Company.

The future principal repayments required on the debt outstanding at December 31, 2003 is as follows:

2004	$15,301
Deferred purchase obligation to be settled through future remediation work to be performed	6,878

$22,179

(a)	JVCo’s loan of $15,000,000 at December 31, 2003 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in minimum semi-annual instalments of $7,500,000 (of which $3,750,000 is attributable to Ivanhoe Mines) until maturity in August 2005. JVCo will also be required to make additional principal repayments in certain circumstances based on certain financial ratios and the level of cash flow above specified levels. The credit agreement requires that JVCo maintain working capital of not less than $5,000,000. In addition, the credit agreement contains certain restrictions regarding, amongst other things, the ability of JVCo to incur additional indebtedness and the payment of cash dividends in certain circumstances. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo’s operating and restricted cash balances, and a floating charge on all other assets of JVCo.

At December 31, 2003 and December 31, 2002, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement. Accordingly, as required by GAAP, the entire amount of the Company’s share of JVCo’s loan payable aggregating $15,000,000 at December 31, 2003 and $22,500,000 at December 31, 2002 has been included in current liabilities. Management of the JVCo is of the opinion that the lenders will not demand repayment of the loan, notwithstanding the foregoing.

JVCo is required to pay a non-refundable management fee of 0.75% per annum on the amounts drawn-down. This amount is included in interest on long-term debt.

The effective interest rate on the loan facility was 4.47% at December 31, 2003 and 5.05% at December 31, 2002.

Ivanhoe Mines’ share of the interest incurred on this loan during the year ended December 31, 2003 and 2002 amounted to $979,000 and $1,389,000, respectively.

(b)	A subsidiary of ABM has an agreement with the Tasmanian Parliament to defer the payment for the purchase of the assets of the Savage River Project. This deferred obligation, which amounted to A$14,549,000 at December 31, 2003 and A$14,342,000 at December 31, 2002, is non-interest bearing, is secured in part by a bank letter of credit for A$2,800,000 and is

16.     LONG-TERM DEBT (Continued)

repayable by December 24, 2014, primarily by carrying out remediation work for the purpose of rehabilitating areas disturbed by operations prior to ABM’s acquisition of an interest in the site.

The U.S. equivalent of this obligation amounted to $10,759,000 at December 31, 2003 and $8,093,000 at December 31, 2002. For accounting purposes, this obligation has been discounted using an interest rate of 10% to its present value of $6,878,000 at December 31, 2003 and $5,130,000 at December 31, 2002.

(c)	These equipment purchase loans of A$406,000 at December 31, 2003 and A$2,958,000 at December 31, 2002 bear interest at rates between 6.5% and 8.0%, and mature in June 2003. These loans are secured by the related equipment.

(d)	In 2002, the Company completed debt restructuring negotiations which resulted in the Company acquiring, for cash of approximately $8,100,000, the Savage River Project’s bank term loan and an outstanding foreign currency exchange contract obligation aggregating approximately $41 million. This transaction resulted in a non-cash gain of $32,466,000 on settlement of debt.

17.     INCOME TAXES

          Ivanhoe Mines’ provision for income and capital taxes consists of the following:

	Years ended December 31,

	2003	2002

Current income taxes	$667	$–
Future income taxes	927	3,951
Capital taxes	413	308

	$2,007	$4,259

17.     INCOME TAXES (Continued)

Future income tax assets and liabilities at December 31, 2003 and 2002 arise from the following:

	2003	2002

Future income tax assets
Long-term investments	$1,711	$3,419
Mining property, plant and equipment	2,855	–
Loss carry-forwards	84,451	43,650
Other	13,879	3,967

	102,896	51,036
Valuation allowance	(101,115)	(49,995)

Net future income tax assets	1,781	1,041

Future income tax liabilities
Mining property, plant and equipment	12,304	11,664
Long-term debt	1,213	978
Other	792	–

	14,309	12,642

Future income tax liabilities, net	$12,528	$11,601

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$1,781	$1,041
Future income tax liabilities	14,309	12,642

Future income tax liabilities, net	$12,528	$11,601

A reconciliation of the provision for income and capital taxes is as follows:

	Years ended December 31,

	2003	2002

Provision for recovery of income taxes based on the combined Canadian federal and provincial statutory tax rates of 37.6% in 2003 and 39.6% in 2002 applied to the loss before income and capital taxes and minority interest	$26,894	$10,588
Add (deduct)
JVCo’s relief from income taxes	–	395
Lower foreign tax rates	(5,417)	(5,836)
Tax effect of losses not recognized	(21,315)	(2,423)
Change in valuation allowance for future income tax assets	(408)	(6,035)
Capital taxes	(377)	(308)
Other	(1,384)	(640)

Provision for income and capital taxes	$(2,007)	$(4,259)

17.     INCOME TAXES (Continued)

At December 31, 2003, Ivanhoe Mines had deductible temporary differences aggregating approximately $21,410,000 and the following unused tax losses, for which no future income tax assets had been recognized:

		Local	U.S. Dollar	Expiry
In Thousands		Currency	Equivalent	Dates

Non-capital losses:
Canada	Cdn.$	58,720	$45,274	2004 to 2010
Australia	A$	114,328	$85,975	(a )
Korea	Krw	9,100,430	$7,114	2004 to 2008
Mongolia	Mnt	101,245,760	$90,398	(b )
Capital losses:
Canada	Cdn.$	83,751	$64,573	(c )

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward indefinitely until such time as production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

(c)	These losses are carried forward indefinitely for utilization against any future net realized capital gains.

Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

18.     OTHER LIABILITIES

	December 31,

	2003	2002

Royalty payable	$2,160	$1,699
Provision for employee entitlements	3,540	2,143
Asset retirement obligations	13,723	9,754

	$19,423	$13,596

          (a)         Royalty payable

JVCo is required to pay a royalty to the Ministry of Mines of the Union of Myanmar on the value of Copper Cathode sold. However, during the first five years following the commencement of sales of Copper Cathode, payment of one-half of the royalty is deferred and is payable in equal instalments over the next five years. Ivanhoe Mines’ share of the amount of the royalty payable due within one year is included in accounts payable and accrued liabilities. The balance of the royalty is payable as to $540,000 in each of 2005 though 2008.

18.     OTHER LIABILITIES (Continued)

          (b)      Asset retirement obligations

	December 31,

	2003	2002

Balance, beginning of year	$9,754	$8,644
Increase in obligations for:
Amounts incurred	1,836	356
Amounts arising on acquisition of mineral property interests	1,731	106
Accretion expense	790	648

Balance, end of year	14,111	9,754
Less: Amount included in current liabilities	(388)	–

	$13,723	$9,754

The total undiscounted amount of estimated cash flows required to settle the obligations is $22,805,000 (2002 – $18,149,000), which has been discounted using a credit adjusted risk free rate ranging from 5.6% to 8.4%. Reclamation obligations at the Eunsan mine are expected to be paid in 2004 and will be funded from cash on hand. All other reclamation obligations are not expected to be paid for several years in the future and will be funded from Ivanhoe Mines’ cash at the time of mine closures.

19.     NON-CONTROLLING INTEREST

During the year ended December 31, 2003, Asia Gold Corp (“AGC”) completed an initial public offering resulting in a 49% interest in AGC not being owned by Ivanhoe Mines.

20.     SHARE CAPITAL

(a) Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

The Share Option Plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute a percentage of his or her annual basic salary in semi-monthly instalments. Each participant is, at the end of each calendar quarter during which he or she participates in the Share Purchase Plan, issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

20.     SHARE CAPITAL (Continued)

         (a)         Equity Incentive Plan (Continued)

The Company is authorized to issue a maximum of 20,000,000 Common Shares pursuant to the Equity Incentive Plan. At December 31, 2003, an aggregate of 3,215,126 Common Shares are available for future grants of awards under the plan.

A summary of share option activity and information concerning outstanding and exercisable options at December 31, 2003 is as follows:

	Options Outstanding

	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price

			(Expressed in
			Canadian
			dollars)
Balances, December 31, 2001	219,330	13,594,244	$1.40
Increase in amount authorized	5,000,000	–	–
Options granted	(2,234,500)	2,234,500	3.23
Options exercised	–	(1,906,775)	1.32
Options cancelled	1,612,875	(1,612,875)	2.26
Shares issued under share purchase plan	(50,321)	–	–

Balances, December 31, 2002	4,547,384	12,309,094	1.64
Options granted	(1,730,000)	1,730,000	9.30
Options exercised		(4,780,683)	1.38
Options cancelled	670,517	(670,517)	2.46
Shares issued for bonus shares	(125,000)	–	–
Shares issued for consulting fees	(98,030)	–	–
Shares issued under share purchase plan	(49,745)	–	–

Balances, December 31, 2003	3,215,126	8,587,894	$3.26

At December 31, 2003, the U.S. dollar equivalent of the weighted average exercise price was $2.52.

20.     SHARE CAPITAL (Continued)

         (a)         Equity Incentive Plan (Continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

Options Outstanding			Options Exercisable

	Weighted
	Average	Weighted		Weighted
	Remaining	Average		Average
Number	Contractual	Exercise Price	Number	Exercise Price
Outstanding	Life (in years)	Per Share	Exercisable	Per Share

		(Expressed in		(Expressed in
		Canadian		Canadian
		dollars)		dollars)
98,333	2.09	$1.08	94,333	$1.08
3,775,561	2.10	1.20	3,020,449	1.20
1,000,000	2.73	1.60	800,000	1.60
33,750	2.25	1.61	27,000	1.61
82,500	2.15	1.70	78,000	1.70
350,000	2.07	1.85	–	1.85
40,000	4.36	2.12	40,000	2.12
120,250	2.89	2.31	66,138	2.31
100,000	3.10	3.05	55,000	3.05
1,362,500	3.81	3.25	577,050	3.25
325,000	3.48	3.50	235,000	3.50
20,000	3.77	6.74	20,000	6.74
280,000	4.72	6.75	56,000	6.75
1,000,000	9.84	12.70	250,000	12.70

8,587,894	3.52	$3.26	5,318,970	$2.25

The weighted average grant-date fair value of stock options granted during 2003 and 2002 was Cdn$6.78 and Cdn$1.93, respectively. The fair values of these options were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2003	2002

Risk-free interest rate	4.71%	4.76%
Expected life	7.8 years	5.0 years
Expected volatility	64.59%	71.25%
Expected dividends	$Nil	$Nil

(b) Share Purchase Warrants

During the year ended December 31, 2003, and in connection with a private placement financing, the Company issued 7,150,000 share purchase warrants. Each warrant entitles the holder to acquire one common share at any time on or before December 19, 2005, at a price of Cdn$12.00 during the first year following the closing of the financing and Cdn$12.50 during the second year.

21.     WRITE-DOWN OF CARRYING VALUES OF OTHER ASSETS

	Years ended December 31,

	2003	2002

Investments (Note 10):
Intec	$–	$1,204
RIT	–	686
Savage River Mine Project (Note 11)	–	18,000
South Korea mineral property interests and other capital assets (Notes 12 and 13)	1,213	–

	$1,213	$19,890

22.     OTHER RELATED PARTY TRANSACTIONS

(a)	Ivanhoe Mines incurred the following expenses, on a cost recovery basis, with a company subject to significant influence, and with companies related by way of directors or shareholders in common:

	Years ended December 31,

	2003	2002

Consulting	$–	$75
Exploration	1,768	261
Management fees	223	294
Office and administrative	1,834	1,234
Salaries and benefits	1,372	1,095
Travel (including aircraft rental)	2,636	2,184

	$7,833	$5,143

(b)	Accounts receivable and accounts payable at December 31, 2003 included $347,000 and $777,000, respectively, (December 31, 2002 – $107,000 and $2,003,000, respectively) which were due from/to a company under common control or companies related by way of directors in common.

23.     CASH FLOW INFORMATION

           (a)         Net change in non-cash operating working capital items

	Years ended December 31,

	2003	2002

(Increase) decrease in:
Accounts receivable	$(3,365)	$(1,002)
Broken ore on leach pads	243	(2,890)
Inventories	(4,778)	1,434
Prepaid expenses	(1,435)	(638)
Increase in:
Accounts payable and accrued liabilities	7,876	9,767

	$(1,459)	$6,671

23.     CASH FLOW INFORMATION (Continued)

(b) Supplementary information regarding other non-cash transactions

	Years ended December 31,

	2003	2002

Investing activities:
Purchase of long-term investments	$–	$(7,315)
Sale of long-term investment	–	1,898
Acquisition of other mineral property interest	(20,000)	(4,000)
Expenditures on mining property, plant and equipment	–	(2,799)
Expenditures on other mineral property interests	(2,085)	(106)
Financing activities:
Amount payable on acquisition of other mineral property interest	20,000	4,000
Asset retirement obligations	2,085	6,371
Divesture of long-term debt	–	(3,466)
Issue of share capital	2,260	6,304
(Transfers from) additional paid-in capital	(1,104)	(189)
(Transfers from) contributed surplus	(1,156)	(698)

(c) Other supplementary information

	Years ended December 31,

	2003	2002

Interest paid	$1,467	$3,934

Income taxes paid	$378	$309

24.     SEGMENT DISCLOSURES

Ivanhoe Mines has three operating segments, its copper division, its iron ore division and its exploration division. Capital assets consist of mining property, plant and equipment, other mineral property interests and other capital assets.

	Operating Segments

	Copper	Iron Ore	Exploration
Year ended December 31, 2003	Division	Division	Division	Corporate	Consolidated

Revenue	$22,866	$66,833	$–	$–	$89,699
Cost of operations	(12,428)	(63,480)	–	–	(75,908)
Depreciation and depletion	(5,484)	(5,305)	–	–	(10,789)

Operating profit	4,954	(1,952)	–	–	3,002
Expenses
General and administrative	(683)	(103)	–	(16,710)	(17,496)
Interest on long-term debt	(1,224)	(991)	(57)	(163)	(2,435)
Exploration	–	–	(67,989)	–	(67,989)
Depreciation	–	–	(1,481)	(20)	(1,501)

Income (loss) before the following	3,047	(3,046)	(69,527)	(16,893)	(86,419)
Other income (expenses) Interest income	11	211	49	1,553	1,824
Foreign exchange gains (losses)	(264)	(1,907)	990	11,650	10,469
Mining property shut down costs	–	–	–	(3,356)	(3,356)
Share of loss of significantly influenced investees	–	–	–	(2,423)	(2,423)
Gain on sale of long-term investments	–	–	–	4,625	4,625
Write-down of carrying values of assets	–	–	(1,213)	–	(1,213)
Dilution gain on investment in subsidiary	–	–	4,210	–	4,210
Dilution loss on long-term investment in significantly influenced investees	–	–	–	(237)	(237)
Other	6	308	230	449	993

Income (loss) before income and capital taxes and non-controlling interest	2,800	(4,434)	(65,261)	(4,632)	(71,527)
Income and capital taxes	(691)	(251)	(159)	(906)	(2,007)

Income (loss) before non-controlling interest	2,109	(4,685)	(65,420)	(5,538)	(73,534)
Non-controlling interest	–	–	546	–	546

Net income (loss)	$2,109	$(4,685)	$(64,874)	$(5,538)	$(72,988)

Expenditures on capital assets	$1,853	$3,557	$8,527	$39,649	$53,586

Expenditures on deferred stripping costs	$486	$9,110	$–	$–	$9,596

Total assets	$143,108	$69,550	$85,703	$157,361	$455,722

24.     SEGMENT DISCLOSURES (Continued)

	Operating Segments

	Copper	Iron Ore	Exploration
Year ended December 31, 2002	Division	Division	Division	Corporate	Consolidated

Revenue	$20,227	$66,894	$–	$–	$87,121
Cost of operations	(10,539)	(52,753)	–	–	(63,292)
Write-down of inventories	–	(1,049)	–	–	(1,049)
Depreciation and depletion	(4,976)	(7,240)	–	–	(12,216)

Operating profit	4,712	5,852	–	–	10,564
Expenses
General and administrative	(492)	(144)	–	(11,788)	(12,424)
Interest on long-term debt	(1,821)	(2,535)	(8)	(152)	(4,516)
Exploration	–	–	(33,934)	–	(33,934)
Depreciation	–	–	(810)	(50)	(860)

Income (loss) before the following	2,399	3,173	(34,752)	(11,990)	(41,170)
Other income (expenses)
Interest income	80	147	26	848	1,101
Foreign exchange gains (losses)	(33)	1,672	80	239	1,958
Mining property shut down costs	–	–	–	(2,995)	(2,995)
Share of loss of significantly influenced investee	–	–	–	(847)	(847)
Gain on sale of long-term investments	–	–	–	508	508
Gain on settlement of debt	–	32,466	–	–	32,466
Write-down of carrying values of other assets	–	(18,000)	–	(1,890)	(19,890)
Other	21	(513)	60	2,565	2,133

Income (loss) before income and capital taxes	2,467	18,945	(34,586)	(13,562)	(26,736)
Income and capital taxes	171	(3,483)	(1,199)	252	(4,259)

Net income (loss)	$2,638	$15,462	$(35,785)	$(13,310)	$(30,995)

Expenditures on capital assets	$3,408	$3,427	$8,655	$53	$15,543

Expenditures on deferred stripping costs	$1,072	$12,120	$–	$–	$13,192

Total assets	$147,366	$59,423	$12,649	$56,628	$276,066

24.     SEGMENT DISCLOSURES (Continued)

	December 31,

	2003	2002

Capital assets at the end of the year:
Australia	$33,098	$27,482
Mongolia	46,584	7,867
Myanmar	129,183	132,913
South Korea	806	2,122
Canada	2,502	44
Other	535	112

	$212,708	$170,540

During the years ended December 31, 2003 and 2002, substantially all of the revenue of the Copper Division and the Iron Ore Division arose from sales made to the major customers referred to in Notes 25(b) and (c).

25.     COMMITMENTS

(a)	Ivanhoe Mines has commitments in the ordinary course of business to expend funds towards retaining its interests in certain mineral property interests (Note 12). In that regard, Ivanhoe Mines has lodged letters of credit aggregating $2,000,000 at December 31, 2003 and $6,000,000 at December 31, 2002 in support of certain of these commitments.

(b)	JVCo has entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the Monywa Copper Mine Project to a company (the “Major Customer”) affiliated with one of the lenders of the project financing. This agreement terminates no later than December 31, 2006, but may terminate earlier if certain events occur.

(c)	ABM has entered into contracts with two of its major customers for the sale of a guaranteed quantity of iron ore. The sales price of iron ore specified in these agreements is renegotiated annually.

(d)	Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts which include commitments for future operating payments under contracts for natural gas, power, port operations, equipment rentals and other arrangements as follows:

2004	$39,383
2005	20,279
2006	12,592
2007	6,773
2008	–
Thereafter	–

$79,027

Approximately $70.4 million of these commitments relate to the Savage River operations, comprising mainly natural gas, power and a mining contract commitments.

26.     DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31,

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash	$108,177	$108,177	$35,445	$35,445
Investments	50,000	50,000	–	–
Accounts receivable	6,790	6,790	3,425	3,425
Long-term investments	14,716	49,770	15,537	25,920
Restricted cash	5,403	5,403	11,467	11,467
Due from joint venture	1,532	1,532	1,482	1,482
Accounts payable and accrued liabilities	53,272	53,272	29,174	29,174
Loans payable to related parties	5,088	5,088	5,088	5,088
Long-term debt	22,179	22,179	29,300	29,300
Royalty payable	2,160	–	1,699	–

The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations which may not be reflective of future values.

Ivanhoe Mines’ investments, amount due from the joint venture, loan payable to related parties and long-term debt bear effective interest rates principally at current market rates and accordingly, their fair value approximates their carrying value.

The fair value of the royalty payable is not readily determinable.

The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value due primarily to the immediate or short-term maturity of these financial instruments.

(b)	Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Myanmar and Australia. JVCo does not mitigate this risk in light of the credit worthiness of its major customer. ABM mitigates this risk by obtaining letters of credit in advance of the shipment of iron ore.

(c)	The credit agreement discussed in Note 16(a) provides that JVCo shall, at the request of the lenders, from time to time maintain one or more swaps, caps, collars or similar hedge products commonly used to hedge against interest rate fluctuations, to protect itself against the LIBOR interest rate rising more than 2% per annum above that in effect on January 13, 1998 and as to a notional principal amount equal to 75% of the principal amount outstanding from time to time. JVCo will, however, be subject to interest rate cash flow risk on the remaining unhedged amount.

Ivanhoe Mines is also subject to interest rate cash flow risk on its loans payable to related parties and its other long-term debt since a significant portion of these liabilities bear interest at floating rates.

(d)	Ivanhoe Mines is subject to market risk arising from revenues from the sale of metals, which are subject to price fluctuations beyond its control. Management of Ivanhoe Mines attempts to reduce its exposure to this market risk through the use of sale contracts designed to fix the sales prices of metals on a monthly or annual basis.

26.     DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)

(e)	Ivanhoe Mines earns its revenues in U.S. dollars, but incurs certain of its expenses in currencies other than the U.S. dollar. As such, Ivanhoe Mines is subject to foreign exchange risk as a result of fluctuations in exchange rates.

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below.

Consolidated Statements of Operations (a)
(in thousands, except per share amounts)

	December 31,

	2003	2002

Net loss in accordance with Canadian GAAP	$(72,988)	$(30,995)
Amortization of deferred stock compensation (b)	(202)	(251)
Adjustment to write-down of the Savage River Project (c)	2,235	9,693
Amortization of other mineral property interests (d)	(2,698)	(2,941)
Reversal of retroactive application of accounting change (e)	–	763
Cumulative effect of accounting change (e)	(2,728)	–

Net loss in accordance with U.S. GAAP	$(76,381)	$(23,731)

Weighted-average number of shares outstanding under U.S. GAAP (in thousands)	243,814	194,551

Basic and diluted loss per share in accordance with U.S. GAAP	$(0.31)	$(0.12)

Net loss under U.S. GAAP	$(76,381)	$(23,731)
Unrealized gain (loss) on portfolio investments, net of income taxes (f)	(2,350)	1,668

Comprehensive loss under U.S. GAAP (g)	$(78,731)	$(22,063)

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

          Consolidated Balance Sheets

	December 31,

	2003	2002

Total assets in accordance with Canadian GAAP	$455,722	$276,066
Reduction in fair value of the Savage River Project assets acquired (b)	(5,634)	(5,634)
Adjustment to write-down of the Savage River Project (c)	(27,733)	(29,968)
Amortization of other mineral property interests (d)	(6,521)	(2,941)
Reversal of retroactive application of accounting change (e)	–	(4,511)
Adjustment to carrying value of long-term investments (f)	1,780	4,710

Total assets in accordance with U.S. GAAP	$417,614	$237,722

Total liabilities in accordance with Canadian GAAP	$120,475	$89,800
Reversal of retroactive application of accounting change (e)	–	(7,239)
Income tax effect of U.S. GAAP adjustments for:
Amortization of other mineral property interests (d)	(882)	–
Adjustment to carrying value of long-term investments (f)	193	773

Total liabilities in accordance with U.S. GAAP	$119,786	$83,334

Total shareholders’ equity in accordance with Canadian GAAP	$335,247	$186,266
Reduction in fair value of shares issued to acquire ABM (b)	(4,930)	(4,930)
Deferred stock compensation arising on acquisition of ABM (b)	–	(202)
(Increase) decrease in the deficit for:
Amortization of deferred stock compensation (b)	(704)	(502)
Adjustment to write-down of the Savage River Project (c)	(27,733)	(29,968)
Amortization of other mineral property interests (d)	(5,639)	(2,941)
Reversal of retroactive application of accounting change (e)	–	2,728
Other comprehensive income (f)	1,587	3,937

Total shareholders’ equity in accordance with U.S. GAAP	$297,828	$154,388

Under U.S. GAAP, the components of shareholders’ equity would be as follows:

	2003	2002

Share capital	$714,359	$517,269
Special warrants	49,975	26,516
Additional paid-in capital	6,448	4,826
Other comprehensive income	1,587	3,937
Deficit	(474,541)	(398,160)

	$297,828	$154,388

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

	Years ended December 31,

	2003	2002

Net cash used in operating activities in accordance with Canadian GAAP	$(79,124)	$(37,145)
Adjustments to net loss involving use of cash:
Write off expenditures on other mineral interests (d)	(255)	(1,142)

Net cash used in operating activities in accordance with U.S. GAAP	(79,379)	(38,287)

Net cash used in investing activities in accordance with Canadian GAAP	(81,493)	(22,500)
Reclassification of expenditures on mineral property interests (d)	255	1,142

Net cash used in investing activities in accordance with U.S. GAAP	(81,238)	(21,358)

Net cash flows from financing activities in accordance with Canadian and U.S. GAAP	219,245	75,428

Effect of exchange rate changes on cash	14,104	707

Net increase in cash and cash equivalents in accordance with Canadian and U.S. GAAP	72,732	16,490
Cash, beginning of year in accordance with Canadian and U.S. GAAP	35,445	18,955

Cash, end of year in accordance Canadian and U.S. GAAP	$108,177	$35,445

          (a)         Statements of operations

Under U.S. GAAP, the loss before other income (expenses) would include mining property shut-down costs and the write-down of carrying values of other assets.

(b) Acquisition of ABM

Under Canadian GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the transaction date whereas, under U.S. GAAP, the shares issued would be measured at the date the acquisition is announced and the terms agreed to. This difference would have resulted in the cost of the acquisition under U.S. GAAP being $4,930,000 lower than under Canadian GAAP.

Under Canadian GAAP, the Company included in the cost of the acquisition of ABM $1,750,000 for the fair value of stock options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the intrinsic value of the unvested options granted by the Company would be allocated to deferred stock compensation included in shareholders’ equity. This difference would have resulted in the cost of the acquisition under U.S. GAAP being $704,000 lower than under Canadian GAAP. Under U.S. GAAP, the deferred stock compensation would be recognized as a compensation cost over the remaining future vesting period of the options.

(c) Impairment of long-lived assets

Under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of the carrying amount over the recoverable amount, which was

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (c)      Impairment of long-lived assets (Continued)

determined based on the undiscounted estimated future net cash flows, whereas under U.S. GAAP impairment charges are recorded based on the discounted estimated future net cash flows.

Under U.S. GAAP, the Savage River Project would have been fully written off as at December 31, 2001. In 2002, additional amounts capitalized under Canadian GAAP would also be written off under U.S. GAAP and the related depreciation and depletion would be reversed. The differences between Canadian and U.S. GAAP are as follows:

	2003	2002

Impairment of amounts capitalized under Canadian GAAP	$(2,580)	$(15,240)
Reversal of impairment charge recorded under Canadian GAAP	–	18,000
Reversal of depreciation and depletion recorded under Canadian GAAP	4,815	6,933

	$2,235	$9,693

(d) Other mineral property interests

Under Canadian GAAP, the costs of acquisition of mineral property interests are capitalized. Under U.S. GAAP, where the interests are without, at the date of acquisition, economically recoverable reserves, these costs are generally considered to be exploration costs, which are expensed as incurred. However, the costs of acquisition of the Company’s mineral exploration licenses would be classified as intangible assets under U.S. GAAP and, since the properties are without proven and probable reserves, amortized over the term of the licenses. As a result, for U.S. GAAP purposes, the Company has recorded $2,698,000 and $2,941,000, net of deferred income taxes of $882,000 and $Nil in amortization or write-offs of other mineral property interests for each of the years ended December 31, 2003 and 2002, respectively. For purposes of the Consolidated Statements of Cash Flows, the acquisition costs that are written-off for U.S. GAAP purposes are classified as cash used in operating activities.

(e) Accounting change

Under Canadian GAAP, the accounting change with respect to asset retirement obligations discussed in Note 3 (a) has been applied on a retroactive basis. Under U.S. GAAP, this accounting change would be applied as of the beginning of 2003 and the cumulative effect of the initial application accounted for as part of the result of operations for 2003.

(f) Long-term investments

Portfolio investments are carried at their original cost less provisions for impairment under Canadian GAAP. Under U.S. GAAP, these investments would be classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses would be included in the determination of comprehensive income, net of income taxes.

(g) Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (g)         Other comprehensive income (Continued)

period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

(h) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2003 and 2002.

(i) Stock-based compensation

During 2002, the Company adopted the fair-value based method of accounting under Canadian GAAP for stock-based compensation, as described in Notes 2(m) and 3(b), with retroactive application without restatement of prior years’ financial statements. This approach, the “modified prospective method”, is permissible under Statement of Financial Accounting Standard (“SFAS”) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”), which provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Under Canadian GAAP, the measurement of the recorded stock-based compensation, as well as the assumptions and methodology, are consistent with those prescribed by SFAS No. 123.

(j) Joint venture

Under Canadian GAAP, the Company has accounted for its joint venture interest in JVCo (Note 5) on a proportionate consolidation basis. Under U.S. GAAP, interests in joint ventures are accounted for using the equity method. However, in accordance with practices prescribed by the United States Securities and Exchange Commission (“SEC”) for foreign filing companies, if JVCo meets certain conditions, the Company is exempt from applying the equity method to its investment therein. JVCo satisfies the SEC conditions and, accordingly, there is no adjustment required for U.S. GAAP purposes.

(k) Commodity and foreign exchange contracts

As stated in Note 2 (o), from time to time the Company uses forward sales and options contracts to hedge its metals inventories and future production, recognizing the gains or losses at the settlement date of the transaction. Under U.S. GAAP, unless the Company has formal documentation designating the derivative instruments as a hedge of a specific transaction, any unrealized gain or loss on such transactions at the balance sheet date should be recognized in operations. This GAAP difference did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2003 and 2002.

(l) Recently released accounting standards

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as it relates to the Company, is effective immediately for all variable interest entities created after January 31, 2003 and for the

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (l)         Recently released accounting standards (Continued)

first annual reporting period ending after December 31, 2003 for variable interests entities created before February 1, 2003. It is expected that the adoption of FIN 46 will not have a material effect on the Company’s financial position or results of operations.

28.     OTHER SUBSEQUENT EVENTS

(a)	In January 2004, the 5,760,000 Special Warrants outstanding at December 31, 2003 were converted into 5,760,000 Common Shares of the Company and 5,760,000 share purchase warrants. Each 10 warrants entitled the holder to acquire one common share at a price of $8.68 at any time on or before February 15, 2004. In February 2004, the Company extended the expiry date of the warrants to February 15, 2005.

(b)	In February 2004, Ivanhoe Mines reached an agreement with Olympus to sell its 32.64% interest in the Phouc Son Gold Project joint venture in Vietnam to Olympus. Under the agreement, Ivanhoe Mines will receive 10,277,646 million common shares of Olympus at a deemed price of Cdn$0.67 per share. The closing is subject to regulatory and Olympus shareholder approval. Upon completion of the transaction, Ivanhoe Mines equity interest in Olympus will be approximately 19.9%.

(c)	In February 2004, the Company sold its entire investment in Resource Investment Trust (Note 10), generating proceeds of $2,460,000. This transaction resulted in a pre-tax gain of $1,248,000.